     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999

                                          REGISTRATION STATEMENT NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 PARAVANT INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    FLORIDA                                         59-2209179
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                           1615A WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32901
                                 (407) 727-3672
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KEVIN J. BARTCZAK
             VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                                 PARAVANT INC.
                           1615A WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32901
                                 (407) 727-3672
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                           ROBERT N. BLACKFORD, ESQ.
                              HOLLAND & KNIGHT LLP
                      200 SOUTH ORANGE AVENUE, SUITE 2600
                             ORLANDO, FLORIDA 32801
                                 (407) 425-8500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED
                                                           MAXIMUM         PROPOSED MAXIMUM
             TITLE OF SHARES                AMOUNT TO BE  OFFERING PRICE     AGGREGATE               AMOUNT OF
             TO BE REGISTERED                REGISTERED   PER UNIT(1)      OFFERING PRICE(1)     REGISTRATION FEE
Common Stock, par value $.015 per share.    5,443,775(2)            4.22          22,972,731              6,386

(1) Estimated pursuant to Rule 457(c) under the Securities Act solely for purposes of calculating the Registration Fee. The fee is based upon the average high and low price for shares of Common Stock of the registrant reported on the Nasdaq National Market System on July 6, 1999.

(2) Includes 45,000 shares of common stock issuable upon exercise of outstanding warrants. Pursuant to Rule 416 of the Securities Act, this Registration Statement also relates to such additional indeterminate number of shares of common stock as may become issuable by reason of stock splits, dividends and similar adjustments in accordance with the antidilution provisions of such warrants.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                   SUBJECT TO COMPLETION, DATED JULY 9, 1999

PROSPECTUS

                                 PARAVANT INC.
                        5,443,775 SHARES OF COMMON STOCK
                           ------------------------
     This is an offering of shares of common stock of Paravant Inc. The selling stockholders identified in this prospectus are offering all of these shares. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

     The selling stockholders may from time to time sell these shares to or through one or more underwriters, directly to other purchasers or through agents, on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the then-prevailing market price or at negotiated prices. For additional information on the methods of sale, you should refer to the section entitled 'Plan of Distribution.'

     Our common stock is listed on the Nasdaq National Market under the symbol 'PVAT'.

                            ------------------------
     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 5 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    THE DATE OF THIS PROSPECTUS IS JULY 9, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. You may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 to register the offering of these shares. This prospectus, which is a part of the registration statement, does not contain all of the information shown in the registration statement. In addition, certain documents filed by us with the SEC have been incorporated into this prospectus by reference or omitted from this prospectus as permitted by the rules and regulations of the SEC. Statements in this prospectus concerning the contents of any of these documents are not necessarily complete. With respect to each of these documents that were filed with the SEC as an exhibit to the registration statement, you are referred to the exhibit for a more complete description, and each of these statements is qualified in its entirety by this reference.

                           INCORPORATION BY REFERENCE

     The SEC permits us to 'incorporate by reference' information into this prospectus. This means that we may refer you to important information about us provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in this prospectus. In addition, we may, from time to time, update information in this prospectus or in another document that is incorporated by reference. Whenever we file a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.

     The following documents that we previously filed with the SEC are incorporated into this prospectus by reference:

          (1) Annual Report on Form 10-KSB for the year ended September 30,
     1998.

          (2) Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998.

          (3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

          (4) Current Reports on Form 8-K filed on June 3, 1999, April 21, 1999, and October 23, 1998 (as amended on December 22, 1998 and December 23,
     1998).

          (5) Form 8-A (with respect to the description of our common stock contained in that document) filed on May 30, 1996.

          (6) Proxy Statement filed on January 19, 1999.

     All documents we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before termination of the offering of these shares are also incorporated by reference into this prospectus as of the date of filing of those documents.

     We will provide without charge to any person who receives a copy of this prospectus, on the written or oral request of that person, a copy of any or all of the information that has been incorporated by reference into this prospectus. We will not provide exhibits to any of those documents unless the exhibits are specifically incorporated by reference into this prospectus. You may make written or oral requests to us, attention William R. Craven, Secretary, at 1615A West Nasa Boulevard, Melbourne, Florida 32901, telephone number (407) 727-3672.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus or incorporated into this prospectus by reference. It is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully before deciding whether to purchase shares of our common stock.

                                  THE COMPANY

     We serve the defense industry with a range of electronic products engineered to meet applications within aircraft support, fire control and signal intelligence. We also offer software design and integration services and extensive customization services to modify our standard products to the specific needs of end users. Our products have a reputation for high-level performance and reliability in difficult circumstances.

     We were incorporated in Florida in June 1982 under the name Paravant Computer Systems, Inc. We completed our IPO in June 1996. We changed our name to Paravant Inc. in November 1998.

     In October 1998, we completed the acquisitions of the stock of EDL, a manufacturer of various military-qualified avionics for U.S. and friendly foreign airborne applications, and assets of STL, a designer and producer of instruments and devices used in governmental signal collection and analysis laboratories located in the U.S. and foreign countries.

     Products. We offer signal processing equipment, aircraft support technology and a line of rugged, portable computers. We make a standard line of digital signal processing equipment that we offer to the signal intelligence community as standard commercial off-the-shelf items. We typically package the electronic equipment in standard format industrial racks. We work to continually upgrade the performance and capabilities of this line. The equipment is available for a variety of signal processing applications.

     In the area of aircraft support, we design upgrades and improvements to rotary wing and fixed wing aircraft used primarily by the U.S. Special Operations Forces. We offer a range of upgrades to improve and update the aircraft. Past upgrades include the NVIS lighting flight controls that permit the use of night vision goggles while operating the aircraft. Other products include an in-flight video recorder and rear color displays. We have also developed a highly cost-effective autopilot system, the AHHS, that allows the pilot of an older helicopter to automatically hold altitude and/or hover position at low flight levels, resulting in increased safety for the crew.

     Our ruggedized computers are designed to meet and exceed certain military specifications for operations in harsh environments and for insulation from electromagnetic interference. In the military area, our computers are incorporated into aircraft and shipboard diagnostics, testing and maintenance systems, controller and radar displays for missile systems, performance recorders in training exercises, mission loaders and verifiers of data and field command control systems. In the medical area, we offer custom platforms, including medical power supplies, custom interfaces to support telemetry hardware and protocols, a display, and various forms of input devices. These products permit the medical practitioner to communicate with and adjust implanted medical devices.

     Customization. We provide our customers and end users with engineering services to modify or adjust our products to meet their specific needs and requirements. Because our competitors generally do not provide customization services for electronics, we believe that these services distinguish our products in the marketplace.

     Customers. We sell our products, directly or indirectly, to the U.S. military and foreign allied military establishments;

         large aerospace and military contractors supplying these military establishments;

         government agencies regulating environmental, geologic and forestry matters;

         state departments of transportation;

         forest product companies; and

         medical device manufacturers.

     Our principal executive offices are located at 1615A West Nasa Boulevard, Melbourne, Florida 32901 and our telephone number is (407) 727-3672.

                              RECENT DEVELOPMENTS

     Warrant Redemption. On June 8, 1999, we completed the redemption of warrants to purchase our common stock that were issued in connection with our IPO and a 1995 private placement. A total of 5,125,837 warrants were exercised before the June 8 deadline, increasing the total number of shares of common stock outstanding to 17,426,568 as of June 15, 1999.

     Termination of General Atronics Letter of Intent. On April 5, 1999, we signed a letter of intent to acquire General Atronics Corporation, a privately-held high technology defense electronics company. On June 2, 1999, we announced that we reached a mutual agreement with General Atronics to terminate our discussions regarding our proposed acquisition of General Atronics.

                                  THE OFFERING

Securities Offered........................  Up to 5,443,775 shares of common stock, 45,000 of which are issuable upon the exercise of outstanding warrants.
Common Stock Outstanding as of June 15,
  1999....................................  17,426,568 shares(1)
Use of Proceeds...........................  We will not receive any proceeds from the sale of this common stock by the selling stockholders.
Risk Factors..............................  Our common stock is speculative and involves a high degree of risk and should not be purchased by investors
                                            who cannot afford the loss of their entire investment.
                                            See 'Risk Factors.'
Nasdaq National Market symbol.............  'PVAT'

------------

(1) Includes all of the common stock being offered by the selling stockholders except the 45,000 issuable upon the exercise of outstanding warrants held by The Equity Group, Inc. Does not include a total of 1,971,421 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants and 1,237,442 shares of common stock reserved for issuance upon the exercise of future stock options granted.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information contained and incorporated by reference into this prospectus before deciding to invest in our common stock. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualification and limitations on those forward-looking statements discussed on Page 11 of this prospectus.

OUR SUCCESS DEPENDS UPON MILITARY AND SIGNAL INTELLIGENCE COMMUNITY EXPENDITURES

     Most of our historical sales have been to the United States military, foreign allied militaries, military suppliers or the signal intelligence community. Our future success depends on the military's continued purchase of our portable computers or equipment manufactured by others which contain our devices and the signal intelligence community's continued purchase of our digital processing equipment.

     Many governments have attempted to reduce military expenditures for a number of reasons, including budget deficit reduction and a perceived easing of global tensions. For the past several years, the uncertain defense budget situation has caused delays in contract awards and reduced funding for various military programs. We expect that these downward trends will continue for the foreseeable future. Although to date we have generally not been adversely affected by delays in contract awards or reductions in spending, any future delays or reductions may have a material adverse effect on our business.

     Recent announcements from the U.S. Congress and Department of Defense indicate that overall defense spending may stabilize or increase modestly; however, we cannot predict the amount or pattern of this spending. We believe that in the foreseeable future military spending on new weapon systems will continue to be restricted to research and development of military hardware already under development and to limited production of those systems. During this period, we anticipate that the U.S. military will still emphasize the upgrading, repair and extended use of older systems. Should the U.S. military alter this policy and seek full-scale production of new systems, sales of our products may decrease.

WE MUST COMPLY WITH REGULATORY OPERATIONAL STANDARDS TO EXPAND OUR SALES

     Our manufacturing and assembly facility and procedures in Melbourne have been certified as compliant with the quality and assurance standards of ISO-9001, an international standard promulgated by the International Organization for Standardization, a worldwide federation of standards bodies from approximately 100 countries. The European Economic Community has adopted this standard as its preferred quality standard, as has, to some degree, the Department of Defense and the FDA. The FDA has also approved us as a contract manufacturer for manufacturers of specific medical products. Our Dayton, Ohio facilities are not so certified, nor do we intend to have those facilities become ISO-certified in the near future. If we fail to maintain compliance with these standards for our Melbourne facility, we may be unable to expand our presence in the domestic and international military markets for ruggedized computers, which could have a material adverse effect on our direct and indirect sales to the U.S. military as well as to foreign customers. Further, if we fail to maintain FDA approval, our sales in the medical market and our ability to expand into this market could be materially and adversely affected.

WE ARE SUBJECT TO GOVERNMENT REGULATION AND RISKS RELATED TO THE TERMS OF GOVERNMENT CONTRACTS

     As a supplier of equipment and services, directly or indirectly, to the United States government, we are subject to risks of dependence on government appropriations, termination of contracts without cause, contract renegotiation, and competition for the available Department of Defense business. While we believe we do not have a material amount of our business subject to contracts with the Department of Defense allowing renegotiation, we could become subject to these terms in the future. In addition, many of our government contracts provide the Department of Defense the right to audit our cost records and are subject to regulations providing for price reductions if we submit inaccurate cost information.

A SIGNIFICANT AMOUNT OF OUR REVENUES COMES FROM A FEW CUSTOMERS

     Our business substantially depends on a relatively small number of customers and Department of Defense programs. In recent fiscal years, Raytheon Company's Missile Systems Division and Lockheed Martin Corporation have accounted for a significant portion of our total sales. In addition, as of March 31, 1999, our backlog was approximately $18.8 million, consisting of firm fixed price purchase orders, 78% of which was represented by large orders from 3 customers. If we experience a loss or diminution of orders from any of these customers, our results of operations or financial condition could be materially and adversely affected.

     Also, in recent years prime contractors serving the defense industry have undergone consolidation. The reduction in the number of defense contractors could negatively impact on our business.

OUR QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY

     We experience, and expect to continue to experience, significant fluctuations in our results of operations from quarter to quarter. Because so much of our sales are related to the U.S. military and government procurement, our business is greatly influenced by the timing of these purchases. Variations in the timing of deliveries under outstanding purchase orders, variations in the size of purchase orders and related deliveries, and the cancellations or reductions of purchase orders are all factors that could cause our quarterly results to vary. Consequently, our results of operations for a particular quarter may not meet the expectations of public market analysts and investors. This could materially and adversely affect the price of our common stock.

THE COMPLETION OF OUR BACKLOG MAY NOT BE PROFITABLE AND COULD ADVERSELY EFFECT OUR LIQUIDITY

     The purchase orders included in our backlog may not generate profits within historical levels. In addition, the completion of the orders constituting our backlog, and any new orders which may be accepted by us, could result in additional liquidity pressures that cannot be addressed in a manner consistent with our past practices. If we fail to obtain additional purchase orders before completion of our backlog, our liquidity, results of operations and financial condition could be materially and adversely affected.

WE MUST DEVELOP NEW PRODUCTS AND ENHANCE CURRENT PRODUCTS TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE

     Rapid technological advances, changes in customer requirements, and frequent new product introductions and enhancements characterize our markets. Our business requires substantial ongoing research and development efforts and expenditures, and our future success will depend in large measure on our ability to enhance our current products and develop and introduce new products that keep pace with technological developments in response to evolving customer requirements. In addition, we may misgauge market needs and introduce products that fail to gain the necessary market acceptance due to a variety of factors, including pricing. If we fail to anticipate or respond adequately to technological developments and changing customer requirements, or experience significant delays in new product development or introduction or technological failures of our products or the systems in which they are incorporated, we could face a material loss of anticipated future revenues and a serious impairment of our competitiveness.

OUR SALES CYCLE IS LENGTHY

     On the military side of our business, we often experience a lengthy sales cycle that, from beginning to end, may run for as long as five years. There are generally a number of crucial points in this cycle, including:

         identifying a product need in a military program;

         retaining the prime contractor;

         retaining the subcontractors for each element;

         assembling the elements for prototype systems;

         testing of the systems;

         funding for production runs of the systems; and

         executing the production contracts for the prime contractor and the sub-contractors.

Not only does this cycle take a long time, but it is also susceptible to failure at each crucial point.

     In addition, we will also experience a lengthy sales cycle with respect to our medical-related computer products, primarily due to the length of time required to obtain approval of these products from the FDA. In developing programmers for implantable medical device manufacturers, we must first design each particular programmer based on the unique specifications of the particular manufacturer with respect to its implantable medical device. Once the programmer has been tested and approved by the manufacturer, the manufacturer must thereafter submit the complete implantable device, including our programmer, for FDA approval, which can take from three to eighteen months. Any delays in obtaining FDA approval for any of these devices, whether resulting from the portion of the device relating to our programmer or from the portion of the device developed by the manufacturer of the implantable device, could have a material adverse effect on our business and operations.

     Consequently, we invest heavily in time, money and manpower to obtain subcontracts for military production runs on our products and to design and implement our medical computer products. Delays in our sales cycle could materially and adversely affect our results of operations and financial condition. Further, our investments may yield no business at all or may take so long to develop that our resources are strained or other more profitable opportunities are missed.

OUR MARKETS ARE HIGHLY COMPETITIVE

     We compete in the rugged portable computer business with a wide variety of computer manufacturers and repackagers, many of which are larger, better known and have more financial, technological, manufacturing and marketing resources than we do. We compete in the aircraft support business with original aircraft manufacturers such as Sikorsky and in the signal intelligence business with the former E Systems Division of Raytheon and a specialty division of TRW. In the medical systems business, we compete with medical systems integrators and the in-house engineering groups of our customers. We compete on the basis of customization capabilities, price, performance, delivery and quality. In many situations, we are the highest-priced bidder by a large margin. For computer applications where harsh environmental and operational conditions prevail, customers are sometimes willing to pay our higher prices. However, in less demanding conditions, our computer products are at a competitive disadvantage and our sales are adversely affected.

     Military procurement policies requiring purchases of computers for the military under Indefinite Delivery, Indefinite Quantity contracts may seriously restrict our selling efforts to the military. These contracts encourage large purchases of computers and favor large companies with the resources to handle orders of that magnitude. Unless we can form strategic alliances with larger military contractors, our sale of computers to the military may be materially and adversely affected by these policies.

     In the military and government markets, we will often be engaged, directly or indirectly, in the process of seeking competitive bid or negotiated contracts with government departments and agencies. We may have difficulty complying with the rules and regulations that apply to these government contracts.

WE RELY ON A FEW SUB-CONTRACTORS AND SUPPLIERS FOR KEY COMPONENTS

     We subcontract the fabrication of our computer boards to a few third party manufacturers and the fabrication of some electronic circuitboards for our digital signal processing equipment to Catalina Research. We purchase the metal cases, hard disk drives, brackets, window panels and the keyboards for our portable computers from sole sources such as Distec, Xcel and HiTech. We also license our software from sole sources, including Microsoft, Phoenix Technology, Magnavox and JFK Associates. Outside suppliers furnish many of the other components we use. Except for our software suppliers, we do not have written agreements with any of these subcontractors or suppliers. This reliance on a few subcontractors, sole sources and other suppliers may result in delays in deliveries and may result in quality control and production problems. During any interruption in supplies, we may have to curtail the production and sale of our computers for an indefinite period. Accordingly, any interruption, suspension or termination of component deliveries from our suppliers could have a material adverse effect on our business.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED

     We have no patent or copyright protection for our products. Our ability to compete effectively with other companies depends on our ability to maintain the proprietary nature of our technologies. We intend to rely substantially on unpatented proprietary information and know-how. Others may develop this information and know-how independently or otherwise obtain access to our technology, which could have a material adverse effect on our business.

     In addition, although we do not believe that any of our technologies infringes on the rights of others, we may face these claims in the future. Infringement claims could result in substantial costs and diversion of our resources. A claimant could obtain equitable relief preventing us from selling the allegedly infringing product. In such a case, we could attempt to obtain a license from the claimant covering the intellectual property, but the terms of that license may not be acceptable.

PRODUCT DEFECTS COULD RESULT IN LIABILITY

     Our products may malfunction and cause a loss of or error in data, loss of man hours, damage to, or destruction of, equipment, or delays. Consequently, we may be subject to claims if malfunctions or breakdowns occur. While we maintain product liability insurance, our coverage may not be adequate to satisfy future claims. Our sales contracts for medical products require our customers to indemnify us from or provide insurance for any claims brought against us as a result of any malfunctions in the programmable devices sold by our customers. These rights may not be adequate to satisfy future claims. Further, we may not be able to secure these provisions in future sales contracts. Liability for product malfunctions or breakdowns in excess of our insurance coverage could have a material adverse effect on our financial condition and results of operations.

WE MAY NEED ADDITIONAL FINANCING

     While we anticipate that our existing working capital and anticipated cash flow from operations will be sufficient to satisfy our cash requirements for at least twelve months, if our plans change or existing working capital and projected cash flow are insufficient to fund operations, we could be required to seek additional financing. Except for our current line of credit, we have no current arrangements with respect to, or sources of, additional financing. Accordingly, additional financing may not be available to us when needed on acceptable terms, or at all. If we fail to obtain additional financing, our long-term liquidity and our expansion plans could be materially and adversely affected.

RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

     We evaluate, on an ongoing basis, potential acquisitions of, or investments in, businesses that complement or expand our existing operations. We cannot assure that any future acquisitions will be successful or improve our operating results. In addition, our ability to complete acquisitions will depend on the availability of both suitable target businesses and acceptable financing. Any future acquisitions may result in a dilutive issuance of additional equity securities, the incurrence of additional debt or increased working capital requirements. Any acquisition may also result in earnings dilution, the amortization of goodwill and other intangible assets, or other charges to operations, any of which could have a material adverse effect on our business, financial condition or results of operations. Future acquisitions may divert management's attention from our operations and entail difficulties assimilating the operations, products, services and personnel of any acquired company. Although we attempt to evaluate the risks inherent in any particular acquisition, we may not properly ascertain or assess all significant risks before consummating any acquisition.

YEAR 2000 COMPLIANCE ISSUES COULD ADVERSELY AFFECT OUR BUSINESS

     We recognize that Year 2000 issues could result in system failures or miscalculations, resulting in disruptions of operations. We have engaged in an evaluation of the Year 2000 readiness of our information technology and non-information technology systems. We believe that the worst-case Year 2000 scenario for our products would require users to enter time and date information after 0100 hours on January 1 and reboot the products. Because our customer base changes from year to year, we have been unable to identify our primary customers in the Year 2000. If our customers have Year 2000 compliance problems, we could face delays in receiving payments, adversely affecting our sales and cash flow. Our contracts department has developed a contingency plan to mitigate the effect of our customers' Year 2000 problems.

OUR DIRECTORS AND OFFICERS CAN EXERCISE CONTROL THROUGH THEIR OWNERSHIP OF COMMON STOCK

     As of June 15, 1999, our directors and executive officers beneficially owned approximately 34.4% of our common stock. Although they do not hold, in the aggregate, a majority of our common stock, their ownership enables them to substantially control the election of directors and the results of any other matters submitted to a vote of stockholders.

OUR STOCK PRICE AND LIQUIDITY COULD BE ADVERSELY AFFECTED IF WE FAIL TO MEET THE REQUIREMENTS OF THE NASDAQ NATIONAL MARKET SYSTEM

     Our common stock is quoted on the Nasdaq National Market System. To remain listed, we must have, among other things, either

         $4,000,000 in net tangible assets, a public float of at least 750,000 shares with a market value of at least $5,000,000 and a minimum bid price of $1.00 per share; or, alternatively,

         a market capitalization of $50,000,000 or total assets and total revenues of $50,000,000 each, a public float of at least 1,100,000 shares with a market value of at least $15,000,000 and a minimum bid price of $5.00.

     If we fail to satisfy the Nasdaq National Market's maintenance criteria in the future, our common stock could be delisted. We would then seek to list its securities on the Nasdaq SmallCap Market. However, if we were unsuccessful, trading in our common stock would thereafter be conducted in the over-the-counter market in the so-called 'pink sheets' or the NASD's Electronic Bulletin Board. A delisting would make it more difficult to dispose of or to obtain quotations as to the price of our common stock.

THE ISSUANCE OF PREFERRED STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     Our board may issue shares of preferred stock, without stockholder approval, on such terms as it may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. If we issue preferred stock, a third party may find it more difficult to acquire, or may be discouraged from acquiring, a majority of our common stock, even if our stockholders believe that such an acquisition would be in their interests. This could prevent an increase or cause a decline in the price of our common stock.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE

     The price of our common stock has fluctuated substantially since our IPO in June 1996 and may continue to do so. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of equity securities of many companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the price of our common stock. Following periods of volatility in stock prices, some companies have faced securities class action litigation. If we were to face this type of litigation, which often results in substantial costs and a diversion of management's attention and resources, our business, operating results and financial condition could be materially and adversely affected.

THE SALE, OR THE POSSIBILITY OF A SALE, OF A LARGE NUMBER OF THE SHARES COVERED BY THIS PROSPECTUS COULD CAUSE OUR STOCK PRICE TO FALL

     All of the shares of our common stock covered by this prospectus that were issued to shareholders of EDL and STL are subject to a lock-up agreement. Under this agreement, these shares will become eligible for sale on April 1, 2000. As this date approaches, the price of our common stock may fall. Mr. Joshi, our Chairman and Chief Executive Officer, beneficially owns a majority of the other shares covered by this prospectus. If he sold large amounts of this common stock, the price of our common stock would probably fall. In addition, these sales, or the possibility of these sales, could make it more difficult for us to sell common stock in the future.

WE MUST RETAIN OUR KEY EXECUTIVES

     We are highly dependent on the services of our executive officers. We have entered into employment contracts with each of them other than Mr. Joshi. Each employment agreement has a term expiring more than twelve months after the date of this prospectus. The loss of the services of any of these executive officers could materially and adversely affect our business and operations.

FOREIGN SALES ENTAIL UNIQUE RISKS

     We derived approximately 5% and 1% of our total sales from foreign markets for the fiscal years ended September 30, 1998 and 1997, respectively. We expect that foreign sales will represent a greater portion of our revenues in the future. In addition, foreign sales of our products by both Raytheon and Lockheed Martin represent an important percentage of their sales opportunities. The following risks associated with foreign sales could materially and adversely affect our business:

         political and economic instability;

         restrictive trade policies of foreign governments;

         inconsistent product regulation by foreign agencies or governments;

         currency valuation variations;

         exchange control problems;

         imposition of product tariffs; and

         burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements.

To date, we have transacted our foreign sales in U.S. dollars, and payments have generally been supported by letters of credit. If any future foreign sales are transacted in a foreign currency or not supported by letters of credit, we could face losses due to foreign currency fluctuations and difficulties associated with collection of accounts receivable abroad. In the event any of these risks occur, there could be a material adverse effect on our business, financial condition or results of operations.

WE HAVE NOT PAID AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS

     We have not paid any dividends on our common stock and intend to follow a policy of retaining any earnings to finance the development and growth of our business. Accordingly, we do not anticipate the payment of cash dividends in the foreseeable future. However, the payment of dividends rests within the discretion of the board and will depend upon, among other things, our earnings, capital requirements, overall financial condition and any restrictions appearing in our current loan agreements.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements. The factors identified under 'Risk Factors' are important factors (but not necessarily all important factors) that could cause our actual results to differ materially from those expressed in any forward-looking statement.

     Where any forward-looking statement includes a statement of the assumptions or bases underlying that forward-looking statement, we caution that, while the assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results. The differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, we express an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure that the statement of expectation or belief will result or be achieved or accomplished. The words 'believe,' 'expect,' 'estimate,' 'project,' 'anticipate,' 'intend,' 'will,' 'could' and 'may' and similar expressions identify the forward-looking statements.

                              RECENT DEVELOPMENTS

     Warrant Redemption. On June 8, 1999, we completed the redemption of warrants to purchase our common stock that were issued in connection with our IPO and a 1995 private placement. A total of 5,125,837 warrants were exercised before the June 8 deadline, increasing the total number of shares of common stock outstanding to 17,426,568 as of June 15, 1999.

     Termination of General Atronics Letter of Intent. On April 5, 1999, we signed a letter of intent to acquire General Atronics Corporation, a privately-held high technology defense electronics company. On June 2, 1999, we announced that we reached a mutual agreement with General Atronics to terminate our discussions regarding our proposed acquisition of General Atronics.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders as of June 15, 1999, and covered by this prospectus, and the nature of any relationship that the selling stockholders have had within the past three years with us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                    COMMON STOCK                                      COMMON STOCK
                                                    OWNED PRIOR            COMMON STOCK                OWNED AFTER
                                                  TO THIS OFFERING         BEING OFFERED            THIS OFFERING(1)
                                            ----------------------------   -------------   -----------------------------------
       NAME OF SELLING STOCKHOLDER           SHARES            %              SHARES            SHARES           %
       ---------------------------           ------            -              ------            ------           -
UES Inc.(2)...............................  1,408,775          8.1%          1,408,775               0            *
James E. Clifford(3)(4)...................    695,666          4.0%            682,167          13,499            *
Edward W. Stefanko(3)(5)..................    882,166          5.1%            882,166               0            *
C. David Lambertson(3)(6).................    882,167          5.1%            882,167               0            *
C. Hyland Schooley(3)(7)..................    652,750          3.8%            651,750           1,000            *
Leo S. Torresani(3)(8)....................    325,875          1.9%            325,875               0            *
Peter Oberbeck(3)(9)......................    325,875          1.9%            325,875               0            *
Christopher J. Clifford(10)...............    100,000       *                  100,000               0            *
Lisa A. Merkadeau(11).....................    100,000       *                  100,000               0            *
The Equity Group, Inc.(12)................     45,000       *                   45,000               0            *
John G. Gruenwald(13).....................     15,500       *                   10,000           5,500            *
Larry E. Clay(14).........................     14,000       *                   10,000           4,000            *
Ray A. Cox(14)............................     10,000       *                   10,000               0            *
David Ponitz(14)..........................     10,000       *                   10,000               0            *
     Total................................  5,467,774         31.4%          5,443,775          23,999            *

------------

*   Less than one percent.

 (1) Assumes that The Equity Group, Inc. exercises its warrant to purchase 45,000 shares covered buy this prospectus, that all shares held by the selling stockholder and covered by this prospectus will be offered and sold, and that the shares will not be sold to affiliates of the selling stockholder.

 (2) Mr. Krishan K. Joshi, the Chairman, President and Chief Executive Officer of Paravant, is the Chairman and a director of UES, and he owns approximately 74% of the outstanding voting stock of UES. UES intends to offer its shares covered by this prospectus to its shareholders, including Mr. Joshi. See 'Plan of Distribution.'

 (3) Messrs. Clifford, Stefanko, Lambertson, Schooley, Torresani and Oberbeck were all shareholders of EDL or STL. Paravant completed the acquisition of EDL and STL on October 8, 1998 in exchange for the Paravant shares received by them and covered by this prospectus, $8.7 million in cash and three-year $4.8 million notes bearing interest at the rate of 8%. In addition, a contingent cash earn-out will be payable by Paravant under specified circumstances over a period of up to five years based on the future profits of EDL and STL.

 (4) Mr. James Clifford is Paravant's Vice President of Mergers and Acquisitions and a director.

 (5) Mr. Stefanko is Paravant's President of EDL Operations.

 (6) Mr. Lambertson is Senior Vice President, Engineering of EDL.

 (7) Mr. Schooley is Paravant's President of STL Operations.

 (8) Mr. Torresani is Vice President, Business Development, of STL.

 (9) Mr. Oberbeck is a retired former employee of STL.

(10) Mr. Christopher Clifford is the son of Mr. James Clifford.

(11) Ms. Merkadeau is the daughter of Mr. James Clifford.

(12) On April 15, 1998, The Equity Group, Inc. was issued a warrant to purchase these 45,000 shares of common stock pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of Regulation D thereunder. The warrants are exercisable until April 14, 2003 and have an exercise price of $2.75 per share.

(13) Mr. Gruenwald is the Vice President of Finance of UES.

(14) Messrs. Clay, Cox and Ponitz are directors of UES.

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Paravant in making decisions with respect to the timing, manner and size of each sale. As used herein, 'selling stockholders' includes pledgees, donees, transferees and other successors in interest to the selling stockholders selling shares received from a selling stockholder after the date of this prospectus. Sales may be made on the Nasdaq National Market in ordinary brokerage transactions or otherwise, at market prices prevailing at the time of the sale, at prices related to the then-prevailing market price or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (1) purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;
(2) ordinary brokerage transactions and transactions in which a broker solicits purchasers; (3) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction; and (4) exchange in distributions in accordance with applicable rules. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately before the sale.

     In connection with distributions of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the common stock to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of common stock, which the broker-dealer may resell or otherwise transfer. The selling stockholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may effect sales of the pledged shares.

     In connection with sales of common stock, underwriters or agents may receive compensation from the selling stockholders or from purchasers of the shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares to or through dealers and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of common stock may be deemed to be underwriters, and any discounts or commissions received by them from the selling stockholders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of common stock against certain liabilities, including liabilities under the Securities Act.

     We have informed the selling stockholders that the anti-manipulation rules under the Securities and Exchange Act may apply to sales of their shares in the market and to the activities of the selling stockholders and their affiliates. These rules prohibit, with certain exceptions, a selling stockholder or its affiliate from bidding for or purchasing for an account in which the selling stockholder or affiliate has a beneficial interest any stock that is the subject of a distribution during a defined restricted period.

     The offering of the common stock pursuant to this prospectus will terminate at the time when all of the shares offered pursuant to this prospectus have been sold by the selling stockholders.

     Each of the selling stockholders other than UES is party to a lock-up agreement contained in Paravant's acquisition agreement for EDL and STL. This lock-up agreement generally prohibits these selling stockholders from selling or otherwise disposing of any of the common stock until April 1, 2000. The lock-up will expire before that date upon the occurrence of certain events, including a change in control of Paravant or the sale by UES and Mr. Joshi of 800,000 or more shares of Paravant. Those selling stockholders have agreed to waive the provisions of this section upon the sale of the shares covered by this prospectus by UES so long as 800,000 or more shares are not sold to persons other than Mr. Joshi.

     UES intends to offer its Paravant shares covered by this prospectus to its current shareholders based on the class and proportion of UES shares owned by these shareholders. Mr. Joshi owns approximately 74% of the outstanding voting shares of UES and intends to purchase the Paravant shares to be offered to him in connection with this prospectus. UES intends to offer the Paravant shares to its shareholders at a discount from the current market price of the Paravant shares or in exchange for the redemption of certain classes of UES stock.

                                 LEGAL MATTERS

     Holland & Knight LLP, Orlando, Florida, will pass upon certain legal matters in connection with the offering and sale of the common stock covered by this prospectus.

                                    EXPERTS

     The financial statements of Paravant as of September 30, 1998, and for each of the years in the two year period ended September 30, 1998, and the combined financial statements of EDL and STL as of September 30, 1998 and for the year then ended and for the nine month period ended October 4, 1997, have been incorporated by reference into this prospectus and in the registration statement on Form S-3 in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference into this prospectus, and upon the authority of said firm as experts in accounting and auditing.

               DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     Paravant's Board of Directors has authorized it to provide a general indemnification to its officers, directors and employees regarding any claims or liabilities incurred in the course of their employment. The Florida Business Corporation Act provides that each officer and director of Paravant shall be indemnified by Paravant against certain costs, expenses and liabilities which he or she may incur in his or her capacity as such. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

_________________________________               ________________________________

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                            ------------------------

                      TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................     2
Incorporation by Reference..................................     2
Prospectus Summary..........................................     3
Risk Factors................................................     5
Forward-Looking Statements..................................    11
Recent Developments.........................................    11
Use of Proceeds.............................................    11
Selling Stockholders........................................    12
Plan of Distribution........................................    13
Legal Matters...............................................    14
Experts.....................................................    14
Disclosure of SEC Position on Indemnification for Securities
  Act Liabilities...........................................    14

_________________________________               ________________________________

                                 PARAVANT INC.

                                5,443,775 SHARES
                                OF COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                  July 9, 1999

_________________________________               ________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

SEC registration fee........................................  $ 6,836
Printing expenses...........................................    5,000
Accounting fees and expenses................................    4,500
Legal fees and expenses.....................................   15,000
Miscellaneous fees and expenses.............................    1,664
                                                              -------
     Total..................................................  $33,000
                                                              -------
                                                              -------

     All of the above expenses except the SEC registration fee are estimated. Paravant will bear all of these expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Paravant's Board of Directors has authorized it to provide a general indemnification to its officers, directors and employees regarding any claims or liabilities incurred in the course of their employment.

     The Florida Business Corporation Act provides that each officer and director of Paravant shall be indemnified by Paravant against certain costs, expenses and liabilities which he or she may incur in his or her capacity as such.

ITEM 16. EXHIBITS.

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

EXHIBIT                           DESCRIPTION
-------                           -----------
  4.1    -- Amended and Restated Articles of Incorporation
            (incorporated by reference from Exhibit 3(I) of Paravant's
            Annual Report on Form 10-KSB for the year ended
            September 30, 1998).
  4.2*   -- Amended and Restated Bylaws.
  4.3    -- Specimen Common Stock Certificate (incorporated by
            reference from Exhibit 4.1 to Paravant's Registration
            Statement on Form SB-2 filed on May 16, 1996).
  4.4    -- Acquisition Agreement by and among Paravant, Engineering
            Development Laboratories, Incorporated, Signal Technology
            Laboratories, Inc., James E. Clifford, Edward W. Stefanko,
            C. David Lambertson, C. Hyland Schooley, Peter Oberbeck,
            and Leo S. Torresani (incorporated by reference from
            Exhibit 2.1 to Paravant's Current Report on Form 8-K dated
            October 8, 1998).
  4.5*   -- Common Stock Purchase Warrant issued by Paravant to The
            Equity Group, Inc.
  5.1*   -- Opinion of Holland & Knight LLP at to validity of certain common stock being offered.
 23.1*   -- Consent of Holland & Knight LLP (included in Exhibit
            5.1).
 23.2*   -- Consent of KPMG LLP.
 24.1*   -- Power of Attorney (included on pages II-3 and II-4).

------------

*  Filed herewith.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Paravant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Paravant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Dayton, State of Ohio, on July 9, 1999.

                                          PARAVANT INC.

                                          By:        /s/ KRISHAN K. JOSHI
                                             ...................................
                                                KRISHAN K. JOSHI, CHAIRMAN,
                                                      PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Krishan K. Joshi and William R. Craven and each of them acting alone, his true and lawful attorneys-in-fact and against, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           /s/ KRISHAN K. JOSHI
 ..........................................  Chairman, President, Chief Executive     July 9, 1999
            (KRISHAN K. JOSHI)              Officer and Director (Principal
                                            Executive Officer)

          /s/ KEVIN J. BARTCZAK             Vice President, Chief Financial          July 9, 1999
 .........................................    Officer and Treasurer (Principal
           (KEVIN J. BARTCZAK)                Financial and Accounting Officer)

          /s/ WILLIAM R. CRAVEN             Vice President, Secretary and            July 9, 1999
 .........................................    Director
           (WILLIAM R. CRAVEN)

         /s/ RICHARD P. MCNEIGHT            President, Paravant Computer             July 9, 1999
 .........................................    Systems, and Director
          (RICHARD P. MCNEIGHT)

          /s/ JAMES E. CLIFFORD             Vice President, Mergers and              July 9, 1999
 .........................................    Acquisitions, and Director
           (JAMES E. CLIFFORD)

          /s/ C. HYLAND SCHOOLEY            President, STL of Ohio, and Director     July 9, 1999
 .........................................
           (C. HYLAND SCHOOLEY)

                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
          /s/ EDWARD W. STEFANKO            President, EDL, and Director             July 9, 1999
 .........................................
           (EDWARD W. STEFANKO)

           /s/ MICHAEL MAGUIRE              Director                                June 26, 1999
 .........................................
            (MICHAEL MAGUIRE)

          /s/ JOHN P. SINGLETON             Director                                June 22, 1999
 .........................................
           (JOHN P. SINGLETON)

                               INDEX TO EXHIBITS

                                                                       PAGE
EXHIBIT                         DESCRIPTION                           NUMBER
-------                         -----------                           ------
  4.1  -- Amended and Restated Articles of Incorporation
          (incorporated by reference from Exhibit 3(I) of Paravant's
          Annual Report on Form 10-KSB for the year ended
          September 30, 1998).......................................
  4.2* -- Amended and Restated Bylaws..............................
  4.3  -- Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to Paravant's Registration
          Statement on Form SB-2 filed on May 16, 1996).............
  4.4  -- Acquisition Agreement by and among Paravant, Engineering
          Development Laboratories, Incorporated, Signal Technology
          Laboratories, Inc., James E. Clifford, Edward W. Stefanko,
          C. David Lambertson, C. Hyland Schooley, Peter Oberbeck,
          and Leo S. Torresani (incorporated by reference from
          Exhibit 2.1 to Paravant's Current Report on Form 8-K dated
          October 8, 1998)..........................................
  4.5* -- Common Stock Purchase Warrant issued by Paravant to The
          Equity Group, Inc. .......................................
  5.1* -- Opinion of Holland & Knight LLP at to validity of certain common stock being offered................................
 23.1* -- Consent of Holland & Knight LLP (included in
          Exhibit 5.1)..............................................
 23.2* -- Consent of KPMG LLP......................................
 24.1* -- Power of Attorney (included on pages II-3 and II-4)......

------------

*  Filed herewith.